02 OCT 29 AM 9:32

ESSILOR

File N° 82-4944

02055606

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

October 24, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP Investor Relations

dlw 11/19

Encl.: Provisional sales at September 30, 2002

ESSILOR

File n° 82-4944

COMMUNIQUE DE PRESSE

Chiffre d'affaires 9 mois 2002

+7,3% en base homogène comme au 1er semestre

Charenton-le-Pont (24 octobre 2002) -- Au 30 septembre 2002, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

30 septembre 2002	30 septembre 2001	%
1 638,6 M€	1 560,9 M€	+5,0

La hausse des ventes en base homogène, toujours forte, atteint 7,3% comme au 30 juin.

Toutes les zones géographiques ont bénéficié d'une activité soutenue et de la croissance des segments forts d'Essilor : les verres progressifs, les verres en polycarbonate et en matériaux à hauts indices et les verres photochromiques Transitions® Next Generation.

L'effet de périmètre est positif (+1,0%). L'effet de change négatif qui était de -1,9% au premier semestre a atteint -3,3% à cause de la faiblesse du dollar, du yen et du réal brésilien par rapport à l'euro.

Compte tenu de l'excellente performance enregistrée au 30 septembre, l'exercice 2002 devrait montrer une progression soutenue du chiffre d'affaires en base homogène et des résultats.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 160 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél.: 01 49 77 42 16

www.essilor.com

ESSILOR

File n° 82-4944

PRESS RELEASE

Sales at September 30, 2002

Up 7.3% Like-for-Like, in Line with First Half Growth

Charenton-le-Pont, France (October 24, 2002) -- Essilor, the world leader in ophthalmic optics, today announced its provisional consolidated sales for the nine months ending September 30, 2002:

September 30, 2002	September 30, 2001	% change
€1,638.6 million	€1,560.9 million	5.0%

Sales growth remained strong on a like-for-like basis, rising 7.3% as in the first half. All regions benefited from robust sales and growth in Essilor's strong segments: progressive lenses, polycarbonate lenses, lenses made with high-index materials and Transitions® Next Generation photochromic lenses.

Changes in the scope of consolidation added 1% to sales. However the currency effect, which was a negative 1.9% in the first half, deepened to a negative 3.3% for the nine-month period because of the weakness of the dollar, the yen and the Brazilian real against the euro.

Given its excellent performance for the period, Essilor expects to report sustained growth in like-for-like sales and earnings for the full year.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 160 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA ; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com